EX - 77 C

Meetings of Shareholders


On June 14, 2016 the Fund held its Annual Meeting of Shareholders. The following Directors were elected by the following votes: David Dempsey 3,723,413 For; 268,739 Abstaining, Michael Pignataro 3,711,308 For; 280,844 Abstaining. Margaret Duffy, Peter Hooper and Sean Hawkshaw continue to serve in their capacities as Directors of the Fund. The Special Meeting of Shareholders was adjourned on June 14, 2016 and reconvened on July 20, 2016 at which time the shareholders approved the investment advisory agreement with KBI Global Investors (North America) Ltd. ("KBIGINA"). The shares voted in relation to KBIGINA's appointment were as follows: 2,607,897 For; 139,751 Against; and 11,734 Abstaining. An additional Special Meeting of Shareholders was also held on July 20, 2016 at which time the shareholders approved another investment advisory agreement with KBIGINA. The shares voted in relation to KBIGINA's appointment were as follows: 2,780,419 For; 149,014 Against; and 57,101 Abstaining.